UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
SkyHi Travel, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of incorporation
    February 1, 2016

Physical address of issuer
13614 Sunset Dr, Apple Valley, CA 92308

Website of issuer
https://flyskyhi.com

Current number of employees
4

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$46,814	$31,535
Cash & Cash Equivalents	$46,814	$31,535
Accounts Receivable	$0	$0
Short-term Debt	$66,022	$22,414
Long-term Debt	$1,361,930	$977,602
Revenues/Sales	$382,106	$256,648
Cost of Goods Sold	$410,510	$366,437
Taxes Paid	$0	$0
Net Income	$(412,658)	($528,733)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rama Poola
_____
(Signature)

Rama Poola
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rama Poola
_____
(Signature)

Rama Poola
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

May 16, 2020
_____
(Date)

/s/ Vivek Poola
_____
(Signature)

Vivek Poola
_____
(Name)

Chief Technology Officer, Director
_____
(Title)

May 16, 2020
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.


May 16, 2020

SKYHI TRAVEL, INC.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by SkyHi Travel, Inc., a Delaware corporation (the "**Company**," as well as references to "**SkyHi**," "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of updating the information about the Company and the Company's securities sold pursuant to Regulation Crowdfunding (the "**Securities**") as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.janewest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 16, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL THE SECURITIES. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.


Forward Looking Statement Disclosure


This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
The Company has been affected by the effects of COVID-19 and was unable to make a timely filing of this Form C-AR on April 29, 2020. Specifically, the Company's accountant was unable to prepare the Company's financials for 2019 on time due to being overrun by requests from other clients preparing loan applications. The Company is relying on the filing extension allowed by the SEC pursuant to the amendment to 17 CFR 227.202, effective March 30, 2020 (the "**Amendment**"). The Company has complied with the Amendment and notified its investors regarding the delay in filing this Form C-AR by posting a notice on the Intermediary's website updates page.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

SkyHi Travel, Inc. is a Delaware corporation, incorporated on February 1, 2016.

The Company is located at 13614 Sunset Dr, Apple Valley, CA 92308.

The Company's website is https://flyskyhi.com.

The Company conducts business primarily in the US, Canada and the EU.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with laws or customer requirements in a timely and cost-effective manner. Likewise, the quality of the products may be adversely impacted if a contractor or a supplier of the products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, diseases, pandemics, such as coronavirus (COVID-19) and others, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component and could potentially lead to losses.

The Company's business is being negatively affected by coronavirus (COVID-19).
Developments such as public health crises and pandemics can adversely affect general commercial activity and the economies of many countries, thereby materially adversely affecting the business, financial condition and results of operations of the Company. Currently, the Company is likely to suffer at least short-term negative impacts from the novel coronavirus (COVID-19) outbreak because of its effect on the Company's business of selling airline tickets. Because of increased travel restrictions due to coronavirus (COVID-19) outbreak, the Company has experienced a drastic decrease in the number of the airline tickets sold, hence the Company's revenue has been negatively impacted.

Regulatory and legal requirements and uncertainties could harm our business.
Our business and financial performance could be adversely affected by unfavorable changes in our interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us including those relating to travel, the internet and online commerce, internet advertising and price display, consumer protection, competition, tax, banking, data security and the provision of payment service and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practice is found not to comply with the applicable regulatory requirements or binding interpretations of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, increase cost and/or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and online commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

We are also subject to consumer protection, privacy and consumer data, labor, economic and trade sanction programs, tax, and anti-trust and competition laws and regulations around the world that are not specific to the travel industry. For instance, the European Union's new regulation General Data Protection Regulation requires companies, including ours, to meet new requirements regarding the handling of personal data. Additionally, certain laws and regulations have not historically been applied in the context of online travel companies, so there can be uncertainty regarding how these requirements relate to our business.

The promulgation of new laws, rules and regulation, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide travel services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the company to additional liabilities.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may fail to protect data from unauthorized use, theft or destruction.
We process, store and use employee personal, financial and other data obtained from users of our website and mobile application. There are numerous laws regarding the storing, sharing, use, processing, disclosure and protection of customer and employee personal, financial and other data, the scope of which is changing, subject to different interpretations. We strive to comply with all applicable laws, polices, legal obligations and industry codes of conduct relating to privacy and data protection.

Any failure or perceived failure by us, or our service providers, to comply with the privacy policies, privacy related obligations to users or any compromise of security that results in the unauthorized use, theft or destruction of such data, may result in material loss of revenues from the potential adverse impact to our reputation and brand, our ability to retain customers or attract new customers and the potential disruption to our business and plans. In addition, such an event could result in violations of applicable U.S. governmental enforcement actions and consumer or securities litigation. Such events could also subject us to bank fines, penalties or increased transaction costs, damage our reputation and brand, impair our relationships with potential business partners and key service providers, all of which could have an adverse effect on our business.

Our business is exposed to risk associated with payment-related and fraud risk.
The Company has an arrangement with a merchant provider which facilitates the processing of customer credits cards to consummate the transactions. This may cause our results to be negatively impacted by customer purchases made using fraudulent credit cards. We may be held liable for accepting fraudulent credit cards on our websites as well as other payment disputes with our customers. Additionally, we may be held liable for accepting fraudulent credit cards on certain transactions, all of which could have an adverse effect on our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

One of the Company's officer also works as a lawyer at a law firm.
The Company's Chief Marketing Officer works as a lawyer at a law firm. Experienced attorneys who wear multiple hats, such as acting as a director, trustee, executor, or who otherwise might have a direct or indirect personal interest in a matter, may be more susceptible to creating conflicts. When conflicts arise, clients can sue for professional negligence or file complaints with regulators and state bar associations. In addition to direct costs including litigation expenses and damage awards, client claims may include fiduciary duty claims seeking compensation.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and

maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our members' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our members or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational

9

inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, members' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business is subject to seasonal fluctuations.
Being a part of the airline and travel industry, our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan

BUSINESS

Description of the Business
The Company provides a software application-based platform, the SkyHi App, which enables its members to book last minute one-way commercial airline tickets for the upcoming thirty (30) days at a flat rate. The Company uses a subscription model to offer its members up to five (5) flat rate commercial airline tickets per month. The Company charges a standard membership fee with a tiered pricing system for traveling different miles (1000 miles, 2000 miles and 3000 miles). This tiered pricing method allows the Company to service its members for trips in the US and Europe. The Company's business model aims to tackle fluctuating price tickets for last minute commercial airline trips. The Company's business model of fixed pricing and one click booking seeks to provide a seamless travel experience for frequent flyers.

Business Plan
The Company plans to continue marketing its services, integrating its business model with new airline carriers and hiring new personnel to help grow its business.

The Company's Products and/or Services

Product / Service	Description	Current Market
SkyHi	A subscription-service for booking commercial airline tickets at the last minute at a flat rate.	Direct-to-consumer market; Fast moving individuals such as millennials, business employees and young retirees

Competition
The markets in which our services are sold are highly competitive. We compete with both established and emerging online and traditional sellers of airline tickets such as online and traditional travel agencies; search engines and large online portal websites; travel metasearch websites; corporate travel management service providers; mobile platform travel applications, social media websites and eCommerce websites. Examples of online travel agencies ("**OTAs**") are Skyscanner, Expedia, Kayak and Booking.com. OTAs typically allow users to search for tickets by directing the user to the airline website to book the ticket. However, the Company's model differs from the OTAs' model as the Company charges a subscription fee and low booking fees in exchange for a small commission per booking. Prices for plane tickets do not fluctuate on SkyHi, whereas on other travel booking sites, prices constantly fluctuate.

Customer Base
Approximately 65% of the Company's customer base is comprised of 27-37-year-old persons who take roughly one (1) weekend trip per month. The remaining 20% of the Company's member base is comprised of small business employees and the other 10% members are young retirees.

Supply Chain
The Company works with several providers that allow us to search and issue airline tickets. The Company receive tickets at consolidated rates and in some cases will receive commissions per booking. Additionally, we have a direct agreement with one major airline that provides us tickets at discount amounts. We will continue to add additional suppliers and sign more direct agreements with airlines.

Intellectual Property

The Company owns the following IP rights:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5651693	IC 042. US 100 101. G & S: Software as a service (SaaS) featuring software allowing users to search for, book, and arrange air travel	SKYHI	March 1, 2017	January 8, 2019	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rama Poola	Director, Chief Executive Officer	CEO of SkyHi (Feb. 2016 – Present). Responsibilities include determining the Company's strategy, budgeting, hiring, fundraising, marketing, operations, software architecture.	• New York University, B.S. Computer Science, 2006 • New York University B.S. Economics, 2006
Vivek Poola	Director, Chief Technology Officer	CTO of SkyHi (Feb. 2016 – Present). Responsibilities include coding, software architecture, technical operations, hiring, management of all development efforts, management of technical partners.	• University of California, San Diego, B.S. in Human Biology, 2011
Neal Batra	Chief Marketing Officer	CMO of SkyHi (Jan. 2019 - Present). Responsibilities include formulating marketing strategy; copy editing; hiring and management of SkyHi's PR agents; sourcing, negotiating, and executing relationships with both Partnerships and Brand Ambassadors; fundraising. Attorney at the Law Firm of Ravi Batra (Feb. 2016 – Present) , P.C. a boutique law firm specializing in litigation	• Elisabeth Haub School of Law, J.D., 2007 • Iona College, B.A. Magna Cum Laude Political Science, 2011

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs four (4) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	8,574,468
Voting Rights	One vote per share
Anti-Dilution Rights	Yes*
How this security may limit, dilute or qualify the Securities	The Securities (only if converted**) may be diluted if certain holders of Common Stock exercise their anti-dilution rights

* These rights are only available to Techstars Corporate Partner 2017 LLC and Techstars Accelerator Investments LLC. Accordingly, Techstars Corporate Partner 2017 LLC holds 114,894 shares of the Company's common stock and Techstars Accelerator Investments LLC holds 459,574 shares of the Company's common stock.
** The conditions for the conversion are described in the Crowd SAFE.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$289,956
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities	N/A

Type of security	Employee Stock Option
Amount outstanding/Face Value	1,235,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities	The Securities may be diluted if holders of stock options exercise stock options

*
The Company has the following debt outstanding:

Type of debt	Convertible Notes
Amount outstanding	$1,300,000
Interest Rate and Amortization Schedule	3%
Other Material Terms	Conversion*
Maturity Date	Various**

*Minimum raise for conversion of the 2016 round of convertible notes is one million dollars ($1,000,000) with a valuation cap of four million dollars ($4,000,000). Minimum raise for conversion of the 2019 round of convertible notes is two million dollars ($2,000,000) with a valuation cap of eight million dollars ($8,000,000).
**The convertible notes mature between May 31, 2018 through May 31, 2020.

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership
A majority of the Company is owned by Rama Poola and Vivek Poola.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rama Poola	Common Stock	41.59%
Vivek Poola	Common Stock	39.96%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information
The Company has extended the filing of its 2019 tax return as of the date of this report and filing. The Company has incurred losses since inception and will not have a tax liability for tax period 2019.

Operations
SkyHi was incorporated on February 1, 2016, under the laws of the State of Delaware, and is headquartered in Apple Valley, California. The Company provides a software application-based platform, the SkyHi App, which enables its members to book last minute one-way commercial airline tickets for the upcoming thirty (30) days at a flat rate. The Company uses a subscription model to offer its members up to five (5) flat rate commercial airline tickets per month. The Company charges a standard membership fee with a tiered pricing system for traveling different miles (1000 miles, 2000 miles and 3000 miles). This tiered pricing method allows the Company to service its members for trips in the US and Europe. The Company's business model aims to tackle fluctuating price tickets for last minute commercial airline trips.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. As of date of this Form C-AR, the Company has $123,232 on hand. We have no cash equivalents.

Liquidity and Capital Resources
The Company currently does not have any additional outside sources of capital other than the proceeds from the securities offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. A discussion of any material changes or trends

known to management in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided to inform investors of more recent developments.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$80.00	8,000,000 shares	General Working Capital	February 16, 2016	Section 4(a)(2)
Common Stock	$20,000	574,468 shares	General Working Capital	July 11, 2018	Section 4(a)(2)
Series 2016A Convertible Notes	$1,155,000.00	19	General Working Capital	November 11, 2016	Section 4(a)(2)
Series 2019A Convertible Notes	$230,000.00	8	General Working Capital	July 15, 2019	Section 4(a)(2)
Incentive Stock Option	1,235,000.00	9	General Working Capital	September 7, 2016	Section 4(a)(2)
Crowd SAFE	$289,956	289,956 units	Continued Operations	January 7, 2020	Section 4(a)(6)

Restrictions on Transfer

Any Securities may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the transactions with related persons. In lieu of the following investments, the Company has issued the convertible promissory notes to these persons: (i) the Chief Executive Officer's mother has invested $150,000.00 in the Company; (ii) the Chief Technology Officer's parents have invested $350,000.00 in the Company; (iii) the Chief Executive Officer and Chief Technology Officer's uncle and aunt have invested $65,000.00 in the Company; and (iv) the Chief Marketing Officer has invested $115,000.00 in the Company while his mother has invested $100,000 in the Company.

EXHIBIT A
Financials

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Rama Poola, the Chief Executive Officer and Director of SkyHi Travel, Inc. (the "**Company**"), hereby certify that

1. The Company's financial statements for the periods ending December 2019 included in this Form C-AR (the "**Financials**") are true and complete in all material respects;

2. The Financials reflect accurately the information which will be reported on our 2019 federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statements Certification has been executed as of May 16, 2020.

_____(Signature)

Name: Rama Poola

Title: Chief Executive Officer, Director
Date: May 16, 2020

SKYHI TRAVEL, INC.

Unaudited Financial Statements For The Years Ended December 31, 2019 and 2018

SKYHIGH TRAVEL, INC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	46,814	$	31,535
TOTAL CURRENT ASSETS		46,814		31,535
TOTAL ASSETS		46,814		31,535
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		57,850		22,414
Related Party Loan		8,172		-
TOTAL CURRENT LIABILITIES		66,022		22,414
NON-CURRENT LIABILITIES				
Convertible Notes		1,300,000		945,000
Accrued Interest		61,930		32,602
TOTAL LIABILITIES		1,427,952		1,000,016
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares authorized; 9,986,233 issued; $0.001 par value)		9,986		8,000
Additional Paid in Capital		10,014		12,000
Retained Earnings (Deficit)		(1,401,139)		(988,481)
TOTAL SHAREHOLDERS' EQUITY		(1,381,139)		(968,481)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	46,814	$	31,535

Unaudited - See accompanying notes.

SKYHIGH TRAVEL, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019		2018
Operating Income			
Sales	382,106	$	256,648
Cost of Goods Sold	410,510		366,437
Gross Profit	(28,404)		(109,789)
Operating Expense			
Wages & Salaries	282,253		276,835
General & Administrative	84,540		104,970
Advertising	4,183		14,934
Rent	-		3,942
Payroll Tax	19,779		18,264
	390,756		418,944
Net Income from Operations	(419,160)		(528,733)
Other Income (Expense)			
Interest Expense	(1,532)		-
Other Income	8,034		-
Net Income	$ (412,658)	$	(528,733)

SKYHIGH TRAVEL, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (412,658)	$ (528,733)
Change in Accounts Payable	35,436	7,788
Net Cash Flows From Operating Activities	(377,222)	(520,945)
Cash Flows From Financing Activities		
Issuance of Common Stock	1,986	8,000
Decrease in Additional Paid In Capital	(1,986)	12,000
Issuance of Convertible Notes	363,172	480,000
Increase in Accrued Interest	29,328	22,557
Net Cash Flows From Financing Activities	392,500	522,557
Cash at Beginning of Period	31,535	29,923
Net Increase (Decrease) In Cash	15,278	1,612
Cash at End of Period	$ 46,814	$ 31,535

SKYHIGH TRAVEL, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2017		$ -	$ -	$ (459,748)	$ (459,748)
Issuance of Stock	8,000,000	8,000	12,000		20,000
Net Income				(528,733)	(528,733)
Balance at December 31, 2018	8,000,000	$ 8,000	$ 12,000	$ (988,481)	$ (968,481)
Issuance of Stock	1,986,000	1,986	(1,986)		-
Net Income				(412,658)	(412,658)
Balance at December 31, 2019	9,986,000	$ 9,986	$ 10,014	$ (1,401,139)	$ (1,381,139)

Unaudited - See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SkyHi Travel, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company operates an online marketplace where customers can purchase airline tickets at discounted prices.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company has incurred substantial losses for both 2019 and 2018 in the amounts of $412,658 and $528,733 respectively, with liabilities exceeding assets.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company is seeking to raise additional funds to continue operations through a Reg CF equity campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 21, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company occupied shared office space in 2017 & 2018 under a month-to-month basis and may be renewed at the option of the Company at the then-current market rate. There are no future minimum payments due.

Advertising

The Company records advertising expenses in the year incurred.

Stockholders' Equity

During 2019 the company issued 9,986,233 shares of common stock at Par Value $0.001.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Between 2016 and 2019, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 3% per annum and are payable at a future date to be determined by management. During 2019 and 2018, the Company capitalized approximately $61,930 in interest related to the Notes.

In 2019, the company issues a related party loan with a founding member. No interest accrues on the note and it was paid in full during 2020.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2020, the date that the financial statements were available to be issued.